Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Six Months Ended
	June 30,
(dollars in thousands)	2009 [1]	2008 [1]
Earnings:
Income Before Provision for Income Taxes	$99,016	$157,119
Add: Fixed Charges Including Interest on Deposits	47,677	73,963
Total Earnings Including Fixed Charges and Interest on Deposits	146,693	231,082
Less: Interest on Deposits	31,506	47,703
Total Earnings Excluding Interest on Deposits	$115,187	$183,379

Fixed Charges:
Fixed Charges Including Interest on Deposits	$47,677	$73,963
Less: Interest on Deposits	31,506	47,703
Total Fixed Charges Excluding Interest on Deposits	$16,171	$26,260

[1]

The Company recorded no interest expense on its liabilities established in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.”

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits	3.1	x	3.1	x
Excluding Interest on Deposits	7.1	x	7.0	x